

Mail Stop 3030

June 12, 2009

Timothy G. Healy
Chairman of the Board and Chief Executive Officer
EnerNOC, Inc.
75 Federal Street, Suite 300
Boston, Massachusetts 02110

      Re: **EnerNOC, Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2008
                Filed March 16, 2009
                File No. 001-33471

Dear Mr. Healy:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                            Sincerely,

                            Mary Beth Breslin
                            Senior Attorney